DD
4/27/15

SEC 15026439 IMMISSION

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 1 0 2015
WASH., D.C.
201

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 W. 4th Street, Suite 400
(No. and Street)

Winston-Salem (City) NC (State) 27101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Moose 336-761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 N. Tryon Street Ste. 3800 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
4/27/15

OATH OR AFFIRMATION

I, William Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Winston Securities, Inc., as of February 27th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALYSON S COOKE
NOTARY PUBLIC
STOKES COUNTY, NC
My Commission Expires 6-24-2018

William F Marshall
Signature

President
Title

Alyson S. Cooke
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALANCE SHEET

First Winston Securities, Inc.
December 31, 2014
With Report of Independent Registered
Public Accounting Firm

First Winston Securities, Inc.

Balance Sheet

December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Winston Securities, Inc.

We have audited the accompanying balance sheet of First Winston Securities (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance referred to above presents fairly, in all material respects, the financial position of First Winston Securities at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015
Charlotte, North Carolina

First Winston Securities, Inc.

Balance Sheet

		December 31, 2014
Assets		
Cash	$	25,313,169
Securities owned, at fair value:		
State and municipal government obligations		579,390
Interest receivable on bonds		9,841
Property and equipment, net		55,551
Other assets		5,523
Total assets	$	25,963,474
Liabilities and shareholder's equity		
Liabilities:		
Accrued liabilities	$	5,014
Shareholder's equity:		25,958,460
Total liabilities and shareholder's equity	$	25,963,474

See accompanying notes.